CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com Direct Dial: +1 212878 8075 david.yeres@cliffordchance.com

August 9, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Martin, Esq.

Re:	iShares® Diversified Alternatives Trust (the “Trust”) – Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 number 333-153099 (the “Amendment”)

Dear Ms. Martin:

This letter is in response to the staff’s comment to the Amendment, communicated to my colleague Edgard Alvarez during a telephone conversation with Ms. Sonia Barros on August 5th, 2011, pursuant to which the staff takes the position that, for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), a prospectus filed with a post-effective amendment to a registration statement under the Securities Act becomes stale when the audited financial statements contained therein are more than sixteen months old (irrespective of whether the nine-month period referred to in Section 10(a)(3) has elapsed since the date of effectiveness of the amendment).1 According to the staff’s position, the prospectus filed by the Trust with the post-effective amendment No. 2 to the Registration Statement, which contains the audited financial statements of the Trust at December 31, 2009 (such prospectus, the “Current Prospectus”), became stale on May 2, 2011 (given that April 30, 2011, the sixteen month anniversary of the date of such audited financial statements, was a Saturday). Ms. Barros asked that the registrant provide its analysis of the materiality of any sales that may have occurred following May 2, 2011.

As set forth in the prospectus that is part of the Amendment, the Trust issues shares, only in blocks of 100,000 shares (each such block, a “Basket”), and only in transactions with registered broker-dealers that have entered into contractual arrangements with the Trust governing the terms of such purchasers.

BlackRock Asset Management International Inc., the sponsor of the Trust (in such capacity, the “Sponsor”), has confirmed to us that two transactions involving the issuance of shares of the Trust occurred between May 2, 2011 and the date of this letter: a sale of two Baskets on May 13, 2011, and a sale of one Basket on July 13, 2011 (each, a “Subject Sale”). The May 13 Subject Sale was executed at a per-share price of $51.70; the July 13 Subject Sale at a per-share price of $50.84. The purchaser in both transactions was an SEC-registered broker-dealer.

Assuming, solely for purposes of this response, the validity of the staff’s interpretation of Section 10(a)(3) of the Securities Act and Rule 427 thereunder2, we respectfully submit that any violation of Section 5 of the Securities Act which might have resulted from the alleged staleness of the information contained in

[1]

During her conversation with Mr. Alvarez, Ms. Barros cited in support of this staff position a letter to Tulstar Factors, Inc., dated June 22, 1978, which relies on a 1961 communication from the Chief Accountant of the Commission to Arthur Young & Co. (Our efforts to locate a copy of the 1961 communication have been unsuccessful. It is not available on Lexis or Westlaw and it was not published in the 1978 CCH Transfer Binder.)

[2]

The Sponsor respectfully objects to the present application by the staff of a 1961 interpretation of Section 10(a)(3) of the Securities Act and Rule 427 thereunder that (i) is not required by, and may in fact be contrary to, the statutory language and the text of the Rule that it purports to interpret (which refers to any prospectus used more than nine months after the effective date of the registration statement), (ii) diverges from the clear text of Section 2(a)(8) of the Securities Act (which includes amendments in the definition of “registration statement”), (iii) while originally included in the Staff Interpretations for the month of April of 1961, it was not made part of the 1997 Telephone Interpretations or any of the various supplements thereto, and is not currently included in the staff’s Compliance and Disclosure Interpretations publicly available on the Commission’s website, and (iv) gives rise to questions as to the fairness and due process implications of applying such an obscure interpretation to unsuspecting registrants, particularly because of the potential for serious consequences.

CLIFFORD CHANCE US LLP

the Current Prospectus at the times the Subject Sales were consummated was not material for the following reasons:

1.         The number of shares involved (300,000) represents, in the aggregate, only 1.5% of the total offering.

2.         On March 24, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) its annual report on Form 10-K for the year ended December 31, 2010, which contained the Trust’s audited financial statements as of and for the period ended on December 31, 2010.

3.         On May 13, 2011, the Trust filed with the Commission its quarterly report on Form 10-Q for the three-month period ended March 31, 2011, which included the unaudited interim financial statements of the Trust as of and for the quarter ended on March 31, 2011.

4.         Any impact that the Trust’s December 2010 audited financial statements and its unaudited March 2011 interim financial statements could possibly have on the price of the shares of the Trust, must certainly have been observed by the time each Subject Sale occurred. In other words, if the financial information not included in the Current Prospectus, but publicly available since the dates it was filed with the Commission as explained in paragraphs 2 and 3 above, was sufficiently material so as to have an impact on the price of the shares of the Trust, such impact would be reflected in the price at which the shares traded on NYSE Arca (the “Exchange”) after the dates of such filings.

5.         In addition to the information contained in the periodic reports referred to above, the Trust discloses daily on its website the composition of its portfolio, and its net asset value per share. It is submitted that this information is more valuable to prospective purchasers of Baskets at the moment of a decision to purchase, than the historical financial statements of the Trust.

6.         As already stated, the purchase price of the May 13 Subject Sale was $51.70. On that date, the shares of the Trust traded on the Exchange between a low per-share price of $51.72 and a high per-share price of $52.20.

7.         Similarly, the purchase price of the July 13 Subject Sale was $50.84. On that date, the shares of the Trust traded on the Exchange between a low per-share price of $50.76 and a high per-share price of $51.05.

8.         A comparison of the prices at which the Subject Sales were executed with the prices at which the shares of the Trust were trading on the Exchange on the same dates reveals that (i) the May 13 Subject Sale (two Baskets) was executed at a price below the lowest price on the Exchange on the same date, and (ii) the July 13 Subject Sale (one Basket) was executed at a price well within (and closer to the bottom of) the range in which the shares traded on the Exchange on the same date. In either case, it is hard to conclude that the lack of updated information in the Current Prospectus worked to disadvantage the purchases involved in the Subject Sales.

On the basis of the foregoing, we respectfully submit that

(i)         any violation of Section 5 of the Securities Act that could possibly arise from the lack of updated financial information in the Current Prospectus at the time of the Subject Sales was not material given the small number of shares involved and, more importantly, that the purchasers in such transactions were not adversely affected as a result thereof and, consequently,

(ii)         the risk that any such potential violations may result in claims against the Trust that require disclosure in the Amendment is not material.

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CLIFFORD CHANCE US LLP

Should you wish to discuss this matter further, please contact the undersigned at (212) 878-8075 or Edgard Alvarez at (212) 878-3491.

Sincerely,

/s/ DAVID YERES

cc:	Andrew Josef, Esq.

Edward Baer, Esq.